SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 31, 2005

RENAISSANCE MEDIA GROUP LLC
RENAISSANCE MEDIA (LOUISIANA) LLC
RENAISSANCE MEDIA (TENNESSEE) LLC
RENAISSANCE MEDIA CAPITAL CORPORATION
(Exact name of registrants as specified in their charter)

Delaware
Delaware
Delaware
Delaware
(State or Other Jurisdiction of Incorporation or Organization)

333-56679	14-1803051
333-56679-02	14-1801165
333-56679-01	14-1801164
333-56679-03	14-1803049
(Commission File Number)	(I.R.S. Employer Identification Number)

12405 Powerscourt Drive
St. Louis, Missouri   63131
(Address of principal executive offices including zip code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01.   ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

Effective January 17, 2005, Charter Communications, Inc. ("Charter"), the indirect parent company and manager of Renaissance Media Group LLC, Renaissance Media (Louisiana) LLC, Renaissance Media (Tennessee) LLC and Renaissance Media Capital Corporation, entered into an agreement with Robert P. May, under which Mr. May served as Charter's Interim President and Chief Executive Officer. This agreement was terminated effective December 31, 2005. Pursuant to that agreement, Mr. May was eligible for a bonus payment upon termination of the agreement. On January 5, 2006, Charter paid him a bonus of $750,000, with the possibility that such bonus would be increased by an additional percentage. The additional percentage, if any, would be equal to any percent increase in bonus paid to Charter executives under the 2005 Executive Bonus Plan as a result of an adjustment by the Charter Board of Directors to a certain bonus parameter for all executives.

ITEM 1.02.  TERMINATION OF A MATERIAL DEFINITIVE AGREEMENT.

See description set forth in Item 1.01 above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Renaissance Media Group LLC, Renaissance Media (Louisiana) LLC, Renaissance Media (Tennessee) LLC and Renaissance Media Capital Corporation. have duly caused this Current Report to be signed on their behalf by the undersigned hereunto duly authorized.

RENAISSANCE MEDIA GROUP LLC
RENAISSANCE MEDIA (LOUISIANA) LLC
RENAISSANCE MEDIA (TENNESSEE) LLC
Registrant
By: CHARTER COMMUNICATIONS, INC., Sole Manager

Dated: January 6, 2006

By:/s/ Paul E. Martin Name: Paul E. Martin Title: Senior Vice President, Interim Chief Financial Officer, Principal Accounting Officer and Corporate Controller

 RENAISSANCE MEDIA CAPITAL CORPORATION
 Registrant

Dated: January 6, 2006

By:/s/ Paul E. Martin Name: Paul E. Martin Title: Senior Vice President, Interim Chief Financial Officer, Principal Accounting Officer and Corporate Controller